Exhibit 99.2

FOR IMMEDIATE RELEASE

ChemGenex Announces Publication Confirming Activity of Ceflatonin® in

T315I—Positive CML

Complete Disappearance of Key Gleevec Resistance Mutation in CML Patient

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 12, 2007). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the publication of a report in the prestigious Nature publication Leukemia confirming the positive clinical activity of the company’s lead compound, Ceflatonin® against Gleevec®-resistant, chronic myeloid leukemia (CML) associated with the T315I Bcr-Abl mutation.

The T315I mutation is known to confer resistance to both Gleevec (imatinib mesylate) and second-generation tyrosine kinase inhibitors (dasatinib and nilotinib). Recent publications indicate that the incidence of T315I-associated resistance is increasing and confirm that this mutation is likely to become the prevalent mutation in those who fail tyrosine kinase inhibitor therapy.

The publication by Dr. Laurence Legros of the Hôpital Archet, Nice, France and colleagues describes the treatment with Ceflatonin (homoharringtonine, HHT) of a Gleevec-resistant, chronic-phase CML patient with the T315I Bcr-Abl mutation. The authors report that the patient experienced a 50 percent reduction of T315I Bcr-Abl levels within 2.5 months of treatment initiation, and the complete disappearance of the mutation within 5.5 months of treatment. Complete hematological response (CHR) was achieved after three cycles of therapy.

Based on the clinical results, the authors believe that the rapid and complete disappearance of the T315I mutation might suggest a particular sensitivity of this mutation to HHT. The authors conclude that HHT “may provide an alternative therapeutic treatment option for CML patients with the T315I mutation, for whom therapies have been previously lacking.”

The authors also noted some hematologic toxicities (neutropenia, thrombocytopenia and anemia), but confirmed that the toxicity of HHT was “easy to manage”.

“We are delighted with this publication that reinforces our belief in the potential of Ceflatonin to treat patients with the T315I Bcr-Abl mutation,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex.

ChemGenex is currently treating patients in two clinical studies that are designed to support the filing of New Drug Applications (NDAs) for the treatment with Ceflatonin of sub-sets of CML patients. The first study, is for Gleevec-resistant patients with the T315I point mutation and the complementary second study is for CML patients who are resistant to, or intolerant to treatment with two or more tyrosine kinase inhibitors.

“We believe that Ceflatonin offers significant potential as a therapeutic alternative for these unserved and growing CML patient populations,” Dr Collier added.

Publication details

BCR-ABLT315I transcript disappearance in an Imatinib-resistant CML patient treated with Homoharringtonine: A new therapeutic challenge? Leukemia advanced online publication May 31, 2007.

Laurence Legros(1), Sandrine Hayette(2), Franck E. Nicolini(3), Sophie Raynaud(4), Kaddour Chabane(2), Jean-Pierre Magaud(2), Jill-Patrice Cassuto(1), Mauricette Michallet(3)

(1)             Hematology Department, Hôpital Archet 1, 06202 Nice, France;

(2)             Laboratory for cytogenetics and molecular biology and EA3737, Centre Hospitalier Lyon Sud, 69495 Pierre-Bénite, France;

(3)             Hematology Department, Hôpital Edouard Herriot, 5 place d’Arsonval 69437 Lyon, France;

(4)             Hematology Laboratory, Hôpital Archet 2, 06202 Nice, France.

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

About ChemGenex Pharmaceuticals Limited              (www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

Contacts

ChemGenex Information

Dr. Greg Collier	Dr. Dennis Brown
CEO and Managing Director	President and Director
Tel: +61 3 5227 2752	Tel: +1 650 474 9800 ext 108
Cell: +61 (0) 419 897 501	Cell: +1 650 269 1984

Investor Relations — Australia	Investor Relations — United States

Rebecca Piercy	Brandon Lewis
Buchan Consulting	Trout Group
Tel: +61 2 9237 2800	Tel: + 1 646 378 2915
Email: rpiercy@bcg.com.au	Email: blewis@troutgroup.com

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